SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated October 26, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Alexa Ventures Inc.


Date: November 10, 1999                 Mr. Gerry A. Racicot
                                        President

                                      ALEXA
                                  VENTURES INC.

PRESS RELEASE
November 10, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

ALEXA INCREASES GRIP ON INTERNET MARKET WITH ANOTHER ACQUISITION AIMED AT MP3 PLAYER MARKET.

STRATFORD, ONTARIO, CANADA, NOVEMBER 10, 1999 - Alexa Ventures Inc., has purchased, through a subsidiary, a controlling interest in Top Electronics, Inc., of Korea in order to strengthen its ability to sell in the burgeoning MP3 player Internet market.

Alexa's 64% owned subsidiary, Point Multimedia Systems Inc., of South Korea, purchased 51% of Top Electronics for US$100,000.

Alexa President and CEO, Gerry Racicot, said, "Top Electronics is recognized as a sophisticated engineering firm producing very high quality products at highly competitive prices.

"Top, along with Point's engineers, have completed the next generation of MP3 player technology. They will enhance the growth and expertise of the enlarged subsidiary, maintaining its leading technological edge on MP3 players.

"Top has also created a superior interface to computers from parallel port to Universal Serial Bus (USB), accelerating download speeds. "This being one of the many innovations Top brings to Point," said Racicot.

"Top's President Mr. Han was previously engineering manager for Samsung's video division before starting Top and has maintained a close working relationship with Samsung Electro Mechanic Co. of Korea and will remain as president and co-owner of Top. He will also be responsible for reviewing potential joint venture opportunities with Samsung," said Racicot.

Alexa Ventures is a leading edge supplier of Internet related peripheral products with particular focus on the rapidly expanding MP3 player market. It is headquartered in Stratford, Ontario, where it has manufacturing facilities and has subsidiaries in South Korea, California and New Jersey.

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

  THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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                                818 Erie Street
                           Stratford, Ontario N4Z 1A2
       Tel: (519) 273-0503  Fax: (519) 273-1684  Tor. Tel: (905) 454-8880